

February 4, 2011

Mr. Ronald L. Shape, Ed.D.
Chief Executive Officer
National American Holdings, Inc.
5301 South Highway 16, Suite 200
Rapid City, SD 57701

> **Re: National American University Holdings, Inc.**
> **Form 10-K**
> **Filed August 18, 2010**
> **Definitive Proxy Statement**
> **Filed September 27, 2010**
> **File No. 001-34751**

Dear Mr. Shape:

We have reviewed your filing and have the following comments. Please confirm you will comply with our comments in future filings.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2010

Item 1. Business

Business Development and Expansion, page 10

1. In the middle of the last paragraph of this section you state that you work with foreign colleges and universities to "develop in-country solutions." Please discuss with greater specificity the meaning of this phrase.

Accreditation and Program Approvals, page 11

2. On pages 11 – 12 you discuss several accreditations and the organizations awarding these accreditations. Please disclose in greater detail the status of the named accreditation bodies. For example, whether it is the primary accrediting body for educational

institutions like yours, a field of study or a degree program. Please consider providing disclosure matching your schools with respective accreditation bodies, for example, in tabular form.

Technology Systems, page 19

3. In the second paragraph of this section you state that you will be transitioning to the D2L system in place of Blackboard Learning Systems CE. In the third paragraph of this section you discuss how Blackboard continues to be relevant to your business because it is compatible with other Internet-based systems you use, and your online course delivery method. Please reconcile.

Accreditation, page 26

4. We note your risk factor on page 56 warning that graduates may not be able to obtain professional licenses or certifications after graduating from your programs. Please indicate whether there have been any widespread examples of your programs or degrees have not been approved by a state or professional association.

5. In the second to last bullet point on page 26 you state that your athletic training education program is on probation. Please discuss why and for how long this program is on probation. Additionally, please tell us more about the required progress report you submitted to CAATE including, but not limited to, what measures you were required to report and your performance on this progress report.

6. In the first bullet point on page 27 you state that you have received "specialized accreditation" for some of your programs. Please explain why this accreditation is specialized.

7. In the third bullet point on page 27 you state that the Standing Committee on Paralegals of the American Bar Association "approves" your paralegal studies program. Please revise to state clearly whether your program received approval from the ABA or, alternatively, state that this is the accrediting body for your paralegal studies program and discuss the status of your accreditation.

Eligibility and certification procedures, page 29

8. We note that your provisional certification with the Department of Education is a result of the change of control transaction with Dlorah in 2009. Please discuss what additional conditions you must comply with as a result of your current status.

Item 1A. Risk Factors, page 40

We may lose our eligibility to participate in the federal student financial aid…, page 50

9. At the end of the third paragraph, you are state that you expect your ratio under the 90/10 Rule to continue to increase in the future. Please discuss the impact of this trend as related to liquidity in your Management's Discussion and Analysis.

We would be subject to sanctions if we were to pay impermissible commissions…, page 51

10. In the second paragraph of this section you state that "in a limited number of instances, [y]our actions have not been within the scope of any specific safe harbor provided in the compensation regulations." Please explain the meaning of this statement including what types of actions you are referring to, why you took such actions and why you believe these actions were permissible though outside the safe harbor provisions under Department of Education regulations.

11. In the middle of the last paragraph on page 51, you state that as a result of the Department of Education adoption of new regulation regarding commissions, you "would have to modify some of [y]our compensation practices." Please discuss what compensation practices you believe you would have to modify. Additionally, discuss in your Management's Discussion and Analysis the impact of this change on your business, especially regarding factor (2) pointing to an impairment of your ability to sustain and grow your business in light of your liquidity and capital resources.

If our students experience a loss or reduction of state financial aid..., page 55

12. You disclose here, and in other sections, the risk to your sources of financial aid posed by state budget constraints. Please discuss with greater specificity, where appropriate, what state financial aid programs are available and what portion of your revenues are attributed to state financial aid programs.

Our financial performance depends, in part, on our ability to keep pace with…, page 60

13. In this risk factor you discuss the significance up-to-date technology plays in the ability of your graduates to obtain gainful employment and your ability to grow your business. Please discuss in Item 1 how you assure current technology is available to your students.

Management's Discussion and Analysis…, page 68

Background, page 68

14. In the second paragraph of this section you state that NAU provided instruction through affiliated institutions to approximately 4,000 additional students online. Please discuss,

where appropriate, who these affiliated institutions are and what services or resources you provide. Additionally, please disclose what kinds of agreements you have with these institutions, how you share revenue and why you engage in these services.

Key Financial Results Metrics…, page 68

Revenue…, page 68

15. We note that your auxiliary revenue sources include NAU's food services, bookstore, dormitory and motel operations. Please tell us more about these auxiliary services, for example, how many dormitories you operate and if housing is offered to your students. Additionally, if dormitories are available to students, please tell us how students are selected for housing and the cost of on-campus room and board. Lastly, please tell us if room and board expense can be covered by federal loan program funds.

Federal Direct Loan Program, page 75

16. Please disclose the impact, if any, of the transition from the FFEL to the FDLP program on your liquidity including any change in how you account for revenues.

Cost of Educational Services, page 77

17. We note that here and on page 80 you discuss how revenues have increased as a result counseling students to enroll in online courses. Please tell us more about how you counsel students to take online courses, and what steps you take in your counseling.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Consultant, page 15

18. You state that benchmarking revealed your executive compensation levels to be at or below the median of identified peer companies. Please disclose any adjustments you made to your executive compensation levels in light of this information and why.

Elements of Executive Compensation, page 15

19. We note you consider an individual's performance and contribution to company goals in determining executive compensation. We also note your discussion of compensation measures under the heading Annual Cash Incentive Compensation on page 17. Please revise your disclosure to provide a discussion of the specific elements you look to regarding individual performance. For example, customer satisfaction, increased revenue goals or peer evaluation. Additionally, please disclose the target values or percentages and respective weight given to each of these measures in determining compensation.

> Please discuss why these elements and relative weights, or other system used are reflective of your executive compensation philosophy and overarching business goals.

20. Please disclose the role, if any, executive officers play in determining executive compensation.

Other Compensation, page 15

21. Please describe what other benefits certain of your executive officers are eligible to receive that are not available to other full-time employees in addition to club membership dues.

Summary Compensation Table, page 16

22. We note that Mr. Gallentine received a $10,200 bonus. Please discuss how any bonuses were determined including discussion of applicable performance measures.

Base Salaries, page 17

23. Please revise your disclosure to discuss in greater detail your analysis of compensation paid to other similarly situated executives used to determine Ms. Holland's compensation. For example, please discuss what metrics you used to determine whether an executive was similarly situated, and any relative weight given to specific factors or elements of performance.

Stock Awards, page 17

24. You state that the restricted stock awards vest if you meet certain performance goals. Please revise your disclosure to discuss what performance goals you have in place, how these goals are measured and whether relative weight is given to each goal or group of goals.

25. Additionally, please disclose your vesting schedule, preferably in table form, related to these restricted stock awards. Please discuss the relationship between the vesting schedule and your specific performance goals including, for example, providing a table matching targets to awards.

Annual Cash Incentive Compensation, page 17

26. Please revise to disclose the rate or other measurement applied to determine cash incentive compensation for Dr. Shape related to credit hour growth.

27. We note that you state Ms. Holland received cash incentive compensation for achieving "certain performance objectives and targets," for achieving "certain goals in respect of

the East and Southeast regions" including "pre- and post-assessment administration,"
"specified collections of active accounts receivable" and "credit hour growth." Please
revise your disclosure to clarify the meaning of these terms and include applicable
targets, percentages, weights or other calculations used to determine compensation
figures.

Employment Agreements, page 18

28. Please discuss the basis the Board of Directors uses in determining bonuses to Dr.
Gallentine.

Director Compensation, page 20

29. Please revise your Director Compensation table to include a column for All Other
Compensation including, but not limited to, perquisites equal to or greater than $10,000
in value. Refer to Item 402(r)(2)(vii)(A) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners…

30. Please include the information required by Item 201(d) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United States.

Please contact Kate Beukenkamp, Attorney-Advisor, at (202) 551-6971 or me at (202) 551-3810 with any other questions.

Sincerely,

s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: <u>Sent via facsimile to (605) 721-5241</u>
Dr. Samuel Kerr
General Counsel